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                                                                EXHIBIT 99(G)


                    INDEMNIFICATION AND TAX CONTEST AGREEMENT

     INDEMNIFICATION AND TAX CONTEST AGREEMENT (the "Agreement") dated as of February 14, 2001 between Westfield America Management Limited ("WAML") (ACN 072 780 619) as responsible entity of the Westfield America Trust ("WAT") (Australian Registered Scheme No. 092 058 449) a registered Managed Investment scheme organized under the laws of New South Wales, Australia (the "Indemnitor") and Security Capital Preferred Growth Incorporated, a Maryland real estate investment trust ("SC-PG").

     WHEREAS, Westfield America, Inc., a Missouri corporation ("WEA") has previously issued and sold to SC-PG, and SC-PG has previously purchased from WEA, an aggregate of 694,445 shares of WEA's Series C Cumulative Convertible Preferred Stock, $1.00 par value per share, Series C-1 Cumulative Convertible Preferred Stock, $1.00 par value per share, and Series C-2 Cumulative Convertible Preferred Stock, $1.00 par value per share (together, the "Original Shares");

     WHEREAS, WAML, on behalf of WAT, desires to commence a tender offer (the "Offer") for all of the issued and outstanding shares of common stock of WEA (other than common stock owned by it and Westfield Corporation, Inc. and Westfield American Investments Pty. Limited ("WAI")) and, contingent upon the successful completion of the Offer, merge a corporation wholly owned by WAT, WCI and WAI ("Merger Sub") with and into WEA pursuant to the terms of the Merger Agreement (the "Merger");

     WHEREAS, SC-PG and WAML, in its capacity as responsible entity and trustee of WAT, are executing contemporaneously herewith a waiver of SC-PG's right to convert Series C Preferred Stock under the terms of such stock into WEA's common stock, par value, $.01 per share, until the completion of the Offer and Merger or until certain earlier events have occurred;

     WHEREAS, SC-PG and WAML, in its capacity as responsible entity and trustee of WAT, are executing contemporaneously herewith a Preferred Stock Transaction Agreement (the "Transaction Agreement") with respect to certain matters;

     WHEREAS, WAML, in its capacity as responsible entity and trustee of WAT, wishes to issue and sell to WEA, after the closing of the Merger special options, the terms of which shall be as set forth in the special option deed (the "Deed of Option") in substantially the form of EXHIBIT A to the Transaction Agreement, and intends to convene a meeting of members of WAT for the approval of the transactions contemplated in the Transaction Agreement and otherwise associated with the Offer and the Merger, including, without limitation, (i) the proposed issue by WAML of other special options to WEA which will be transferred by WEA to Westfield Corporation, Inc. and the Merger Sub and (ii) the capital raisings by WAT to fund the Offer and Merger; and

     WHEREAS, WAML and SC-PG desire to enter into, and WAML desires to cause WEA to enter into, certain other agreements contemporaneously with or as soon as practicable

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after completion of the Merger, including an exchange agreement in the form of
Exhibit B to the Transaction Agreement (the "Exchange Agreement") pursuant to which WEA will exchange the Deed of Option and a new series of preferred stock of WEA, the Series G Cumulative Convertible Redeemable Preferred Stock, $1.00 par value per share (the "Series G Preferred Stock"), for all of the issued and outstanding Series C Preferred Stock, upon mutually acceptable terms and conditions (the "Exchange").

     NOW, in consideration of the promises and mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. DEFINITIONS. For purposes of this Agreement, the following terms shall apply:

          (a) "Board of Directors" shall mean the Board of Directors of WEA or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the WEA Shares.

          (b) "Call Date" shall mean the date specified in the notice of the holders required under Section 11(c) as the Call Date.

          (c) "Certificate of Designation" shall mean the Certificate of Designation setting forth "Resolution Designating Series G Preferred Shares and Fixing Preferences and Rights Thereof" to be adopted by the Board of Directors of WEA in substantially the form of Exhibit C to the Transaction Agreement.

          (d)  "Code" means the Internal Revenue Code of 1986, as amended.

          (e) "Common Stock" shall mean WEA's common stock, par value, $.01 per share or the Series A common stock, par value, $0.01 per share, as the case may be.

          (f) "Converted Value" means, with respect to each WEA Share, the Fair Market Value (as defined in the Certificate of Designation), expressed in U.S. dollars, of the WAT Units into which such WEA Share is convertible pursuant to the Deed of Option.

          (g) "Deed of Option" shall have the meaning ascribed in the recitals hereto.

          (h) "Dividend Payment Date" shall mean (i) for any Dividend Period with respect to which WAT pays a dividend on the Class A Common Shares, the date on which such dividend is paid, or (ii) for any Dividend Period with respect to which WAT does not pay a dividend on the Class A Common Shares, a date to be set by the Board of Directors, which date shall not be later than the thirtieth calendar day after the end of the applicable Dividend Period.

          (i) "Dividend Periods" shall mean quarterly dividend periods commencing on January 1, April 1, July 1 and October 1 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period with respect to any

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     Series G Preferred Stock (other than the initial Dividend Period, which shall commence on the Issue Date for such Series G Preferred Stock and end on and include the last day of the calendar quarter including such Issue Date, and other than the Dividend Period during which any Series G Preferred Stock shall be called pursuant to Section 11 which shall end on and include the Call Date).

          (j) "Exchange" shall have the meaning ascribed in the recitals hereto.

          (k) "Exchange Agreement" shall have the meaning ascribed in the recitals hereto.

          (l) "Final Determination" shall mean (i) a decision, judgment, decree, or other order by any court of competent jurisdiction, which decision judgment, decree, or other order has become final after all allowable appeals by either party to the action have been exhausted or the time for filing such appeal has expired, (ii) a closing agreement entered into under Section 7121 of the Code, or any final settlement agreement entered in connection with an administrative or judicial proceeding, or
     (iii) the expiration of time for instituting a claim for refund, or if such claim was filed, the expiration of time for instituting a suit with respect thereto.

          (m) "Indemnity Amount" shall mean the amount payable by Indemnitor to SC-PG pursuant to Section 2.

          (n) "Liquidation Preference" shall have the meaning ascribed in the Certificate of Designation.

          (o)  "Merger" shall have the meaning ascribed in the recitals hereto.

          (p) "Merger Sub" shall have the meaning ascribed in the recitals hereto.

          (q) "Non-U.S. Taxes" shall mean any Taxes imposed on SC-PG by any governmental agency in or of any jurisdiction outside the United States.

          (r)  "Offer" shall have the meaning ascribed in the recitals hereto.

          (s) "Officer's Certificate" shall mean a certificate of an officer of SC-PG delivered to WAT 30 days prior to its exercise of a Special Option stating that SC-PG would suffer a material adverse consequence if SC-PG continued to hold WEA Shares and did not exercise its rights to convert into WAT Units pursuant to the Deed of Option which certificate shall set forth in reasonable detail the basis for such statement.

          (t) "Prime" shall mean for any day the fluctuating interest per annum equal to the rate of interest in effect for such date as publicly announced from time to time by J.P. Morgan Chase or any successor thereto as its "prime rate."

          (u) "Recapitalization" shall mean the exchange of the Series G Preferred Stock and the Deed of Option for all the issued and outstanding Original Shares pursuant to the Exchange Agreement and Transaction Agreement.

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          (v)  "Special Option" shall have the meaning ascribed in the Deed of
     Option.

          (w) "Substantial Authority" shall mean substantial authority within the meaning of Section 6662(d)(2)(B)(i) of the Code and the Treasury Regulations promulgated thereunder.

          (x) "Tax Law Change" shall mean modifications to, or enactment, promulgation, release or adoption of any changes in the Code.

          (y) "Tax Loan Obligation" shall mean any event pursuant to which SC-PG shall have or be deemed to have taxable income or gain in the United States which would not have arisen at the time or times such income or gain arose BUT FOR SC-PG's participation in the Recapitalization, the acquisition, ownership or disposition (whether by sale, exchange, redemption, conversion or otherwise) by SC-PG of the WEA Shares, the WAT Option Right, or the WAT Units acquired upon the exercise of such right, or the exercise of any rights provided to SC-PG (or the exercise of any rights provided to Indemnitor or WEA) with respect to such WEA Shares, WAT Option Right, or WAT Units. For the avoidance of doubt, the term "Tax Loan Obligation" shall only include events where the timing of the taxable income or gain recognized or deemed recognized by SC-PG is accelerated because of SC-PG's participation in the events enumerated after the "but for" clause in such definition and SHALL NOT include any event pursuant to which SC-PG's actual or deemed taxable income or gain is increased as a result of the events enumerated after the "but for" clause of the definition of Tax Loan Obligation and such event (to the extent of such increase) shall instead constitute a Tax Loss.

          (z) "Tax Loss" shall mean any event (other than an event that gives rise to a Tax Loan Obligation) pursuant to which SC-PG shall have or be deemed to have taxable income or gain, which income or gain would not have arisen at any time BUT FOR SC-PG's participation in the Recapitalization, the acquisition, ownership or disposition (whether by sale, exchange, redemption, conversion or otherwise) by SC-PG of the WEA Shares, the WAT Option Right, or the WAT Units acquired upon the exercise of such right, or the exercise of any rights provided to SC-PG (or the exercise of any rights provided to Indemnitor or WEA) by such WEA Shares, WAT Option Right, or WAT Units.

          (aa) "Taxes" shall mean all taxes, charges, fees, duties (including customs duties), levies or other assessments, including without limitation, income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, license, payroll, environmental, capital stock, disability, employee's income withholding, other withholding, and unemployment taxes, which are imposed by any governmental authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

          (bb) "Transaction Agreement" shall have the meaning ascribed in the recitals hereto.

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          (cc) "U.S. Income Tax" or "U.S. Income Taxes" shall mean any U.S.
     Federal, state, or local tax imposed on, or measured with reference to, income (including, without limitation, any alternative minimum tax) plus any interest, penalty, or addition thereto.

          (dd) "WAML" shall have the meaning ascribed in the recitals hereto.

          (ee) "WAT" shall have the meaning ascribed in the recitals hereto.

          (ff) "WAT Option Right" shall mean SC-PG's right pursuant to the Deed of Option to put its WEA Shares to Indemnitor in exchange for WAT Units.

          (gg) "WAT Units" shall mean the ordinary shares of Indemnitor issued to SC-PG as a result of SC-PG's exercise of the WAT Option Right.

          (hh) "WEA" shall have the meaning ascribed in the recitals hereto.

          (ii) "WEA Option Right" shall mean SC-PG's rights to cause WEA to redeem SC-PG's WEA Shares pursuant to the Exchange Agreement or Certificate or Designation, as the case may be.

          (jj) "WEA Shares" shall mean the Series G Preferred Stock, and the Common Stock into which such shares are convertible.

     Section 2. AMOUNT OF INDEMNIFICATION/TAX LOANS.

          (a) In the case of a Tax Loss incurred by SC-PG, Indemnitor shall pay to SC-PG in cash in United States dollars the sum of:

               (i) the U.S. Income Taxes that would be deemed to arise based on the assumptions set forth in Section 2(c) below as a result of the Tax Loss and all Non-U.S. Taxes actually paid or payable by SC-PG as a result of the Tax Loss; plus

               (ii) any additional costs or expenses incurred by SC-PG in connection with any administrative or judicial proceeding relating to such Tax Loss pursuant to the terms of Section 4 hereof; plus

               (iii) a supplemental amount such that, after deduction of the amount of all U.S. Income Taxes that would be deemed to arise (based on the assumptions set forth in Section 2(c) below) and all Non-U.S. Taxes actually payable by SC-PG in respect of receipt of the sum of the amounts described in paragraphs (i), (ii), and this paragraph
          (iii) of this Section 2(a), the net amount received by SC-PG is equal to the sum of the amounts described in paragraphs (i) and (ii) of this
          Section 2(a) determined without subtracting any U.S. Income Taxes required to be paid with respect thereto (which supplemental amount, together with the amounts described in paragraphs (i) and (ii) of this
          Section 2(a), is intended to leave SC-PG in the same after-tax position (based on the assumptions in Section

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          2(c)) in which SC-PG would be if SC-PG had not incurred the applicable
          Tax Loss).

          (b) In the event that (x) a Tax Loan Obligation is incurred and (y) SC-PG has not sold for cash the WEA Shares, WAT Option Right or WAT Units that gave rise to such Tax Loan Obligation prior to the time that U.S. Income Taxes are due or deemed due, including estimated taxes, if any (using the assumptions set forth in Section 2(c)) with respect to such income or gain recognized by SC-PG, Indemnitor shall advance to SC-PG, on an interest-free basis with no additional net after-tax cost to SC-PG , the amount of U.S. Income Taxes that would be deemed to arise based on the assumptions set forth in Section 2(c) below as a result of the Tax Loan Obligation and shall in addition pay to SC-PG in cash in United States dollars on an after-tax basis any additional costs or expenses incurred by SC-PG in connection with such Tax Loan Obligation (including the cost of any documentation relating to advances in connection with such Tax Loan Obligation). Upon the earlier of (a) thirty (30) days after such time that SC-PG sells the WEA Shares, WAT Option Right or WAT Units that gave rise to such Tax Loan Obligation or (b) the later of (i) the 10th anniversary of the date hereof and (ii) 5 years from the date of the event giving rise to the Tax Loan Obligation, SC-PG shall pay to Indemnitor an amount equal to
     (i) if such repayment obligation is a result of (a) above, the amount of such Tax Loan Obligation previously advanced by Indemnitor attributable to such WEA Shares, WAT Option Right or WAT Units sold by SC-PG or (ii) if such repayment obligation is a result of (b) above, the amount previously advanced by Indemnitor with respect to such Tax Loan Obligation less any amounts previously repaid by SC-PG attributable to such Tax Loan Obligation. Notwithstanding the foregoing, in the event that the Tax Loan Obligation is attributable to the Recapitalization, SC-PG shall not be required to repay all or any part of the amount advanced to SC-PG with respect to such Tax Loan Obligation as described above, but rather such loan shall not be repayable until the earlier of (x) such time that SC-PG sells the WEA Shares or (y) the later of (A) such time that SC-PG exercises its right pursuant to the Deed of Option to convert the WEA Shares into WAT Units, and (B) 5 years after SC-PG has delivered an Officer's Certificate to Indemnitor with respect to any WEA Shares, pay to Indemnitor an amount equal to the amount of such Tax Loan Obligation previously advanced by Indemnitor attributable to the WEA Shares sold or converted by SC-PG. Indemnitor agrees that it shall enter into a subordination and non-disturbance agreement with senior lenders of SC-PG from time to time upon request of SC-PG, with such subordination and non-disturbance agreement being in form and substance satisfactory to such lenders. If SC-PG does not sell or exchange all of its WEA Shares, only that portion of the advance attributable to the WEA Shares so sold or exchanged shall be due.

          (c)  The calculation of the amount payable under Section 2(a) and
     Section 2(b) with respect to U.S. Income Taxes shall be made based on the following assumptions:

               (i) SC-PG directly incurs all taxable income or gain attributable to or arising from any Tax Loss or Tax Loan Obligation and is taxable on such taxable income or gain in the United States;

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               (ii) For purposes of calculating U.S. Income Taxes, SC-PG is taxable at the GREATER of (A) the highest marginal combined Federal, state and local income tax rates applicable to an individual resident of New York, New York on the type of income or gain recognized or (B) the highest marginal combined Federal, state, and local income tax rates applicable to a corporation domiciled in New York, New York on the type of income or gain recognized;

               (iii) Each relevant item of income or gain, is treated for U.S. state and local income tax purposes as having the same character, timing, and amount as such item is treated as having for U.S. Federal income tax purposes; and

               (iv) State and local U.S. Income Taxes (including state and local U.S. Income Taxes described in Section 2(c)(ii) above) are deductible for U.S. Federal income tax purposes to the extent permitted under the Code, assuming SC-PG is subject to any limitations on such deductibility imposed by the Code that are imposed when a taxpayer's adjusted gross income is maximized (e.g., assuming that SC-PG may only deduct twenty percent (20%) of such SC-PG's itemized deduction under Code ss.68(a) as in effect on the date hereof).

          (d) In the event of a Tax Loss or Tax Loan Obligation, SC-PG shall provide Indemnitor a written statement setting forth in reasonable detail the computation of the amount described in Section 2(a) or 2(b).

          (e) Any payment determined due to SC-PG pursuant to this Section 2 shall be paid within the later of (i) twenty (20) business days after written notice from SC-PG that such amounts are due and payable by Indemnitor or ten (10) business days prior to the due date for any return on which SC-PG would reflect such income or gain. Any payment required under this Section 2 and not made when due shall bear interest at Prime plus 5% compounded annually.

          (f) Upon request of Indemnitor, the accuracy of SC-PG's calculation of the amount or amounts payable to or by SC-PG pursuant to Section 2 shall be verified by an independent, nationally recognized accounting firm (other than the preparer of SC-PG's tax returns or financial statements) selected by SC-PG and reasonably acceptable to Indemnitor. In order to enable such accountants to verify such adjustments, SC-PG shall provide to such accountants (for their own confidential use) all information reasonably necessary for such verification, including any computer analyses used by SC-PG to calculate such amount or amounts. In conducting its verification, the accounting firm shall consult with, and consider in good faith the opinions and positions of, SC-PG and Indemnitor as to the proper resolution of any matters at issue. The review and determination of such calculations by such accounting firm shall be final. The parties hereto agree that, if the accounting firm is required to resolve any matters relating to the computations, the accounting firm (i) shall provide SC-PG and Indemnitor with a written notification that describes in reasonable detail the matter or matters at issue, and (ii) prior to its resolution of the matter or matters at issue, shall provide SC-PG and Indemnitor with an opportunity to set forth their positions concerning the proper resolution of the matter or matters at issue in accordance with a procedure reasonably acceptable to both

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     SC-PG and Indemnitor. The cost of such verification shall be borne by
     Indemnitor unless it is the determination of such verification that the actual amount or amounts payable deviates, in a manner favorable to Indemnitor, by more than 10% from the amount originally determined by SC-PG, in which case the amount of such cost shall be borne by SC-PG.

          (g) In the event that Indemnitor makes an indemnity payment to SC-PG with respect to a Tax Loss, and if SC-PG shall actually realize, with respect to any taxable year that ends on or before the tenth (10th) anniversary of such indemnity payment, Tax savings that would not have been realized but for the related Tax Loss or the event giving rise thereto, as determined using the same assumptions as those set forth for determining a Tax Loss in Section 2(c), SC-PG shall pay to Indemnitor an amount equal to the net reduction in Taxes realized by SC-PG. Any payment due pursuant to this Section 2(g) shall be paid promptly and in any event within thirty
     (30) days after SC-PG has (1) received a refund or (2) filed a return that reflects such Tax savings or the benefit of any tax attribute resulting from such event; PROVIDED, HOWEVER, that (A) the amount payable to Indemnitor hereunder shall not exceed the aggregate amount of all indemnity payments made by Indemnitor to SC-PG hereunder with respect to the Tax Loss that gave rise to such Tax savings and not previously reimbursed by SC-PG; and (B) any loss of such Tax savings by SC-PG subsequent to the year of realization by SC-PG shall be treated as a Tax Loss that is indemnifiable pursuant to the provisions of this Agreement.

     Section 3. EXCLUSIONS. Notwithstanding anything to the contrary in this Agreement, Indemnitor shall not have any liability for indemnification under this Agreement for any Tax Loss or Tax Loan Obligation to the extent that any of the following apply:

          (a) such Tax Loss or Tax Loan Obligation relates to Non-U.S. Taxes and is a result of (I) SC-PG holding or disposing of any WAT Units following exercise of a WAT Option Right with respect to such WAT Units and
     (II) receiving any distributions paid on, or any economic appreciation in, such WAT Units that occurs after the date on which SC-PG acquires such WAT Units pursuant to the exercise of the WAT Option Right, unless (x) SC-PG has delivered to Indemnitor an Officer's Certificate with respect to the exercise of such WAT Option Right and (y) such Tax Loss or Tax Loan Obligation occurs prior to the later of (i) the 10th anniversary of the date hereof and (ii) 5 years after SC-PG's exercise of such WAT Option Right;

          (b) such Tax Loss or Tax Loan Obligation is a result of any U.S. Income Tax imposed upon SC-PG in connection with a sale, exchange, or other disposition of the WAT Option Right, WEA Shares or the WAT Units (or the exercise of any rights provided to SC-PG by such WAT Option Right, WEA Shares or WAT Units) to the extent such U.S. Income Tax would have been imposed upon SC-PG if it had engaged in a sale, exchange, or other disposition (or the exercise of any rights provided to SC-PG by such WAT Option Right, WEA Shares or WAT Units) of its Original Shares on terms (including, without limitation, terms relating to amount realized, timing, and form of consideration) substantially identical to the terms in all material respects surrounding such sale, exchange or other disposition of such WAT Option Right, WEA Shares or WAT Units; for the avoidance of doubt, the exclusion set forth in this Section 3(b) would

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     not apply, for example, to the Recapitalization, on the exchange of WEA
     Shares for WAT Units pursuant to exercise of SC-PG's rights under the Deed of Option (provided that SC-PG delivered to Indemnitor an Officer's Certificate prior to the exchange of WEA Shares for WAT Units) or to the conversion of the Series G Preferred Stock into WEA common stock;

          (c) such Tax Loss or Tax Loan Obligation is a result of any U.S. Income Tax attributable to the receipt or accrual by SC-PG of (i) any payment provided for in, or with respect to any amount described in,
     Section 3(a) of the Certificate of Designation, (ii) dividends payable on any WEA common shares or (iii) distributions payable on the WAT Units;

          (d) such Tax Loss or Tax Loan Obligation is attributable to SC-PG or a controlled affiliate of SC-PG acquiring WAT Units as a direct result of a transaction initiated by SC-PG or such controlled affiliate or pursuant to which SC-PG or such controlled affiliate acquired WAT Units for cash or stock of SC-PG after February 1, 2001 (other than as a result of SC-PG's exercise of any of its rights pursuant to the Deed of Option or pursuant to the Certificate of Designation);

          (e) any U.S. Income Tax attributable to a sale of the WAT Option Right (other than a sale of the WAT Option Right in connection with a sale of the WEA Shares);

          (f) such Tax Loss or Tax Loan Obligation is a result of any U.S. Income Tax attributable to SC-PG exercising in part but not in whole as to the Cash-Out Right (as defined in the Exchange Agreement), each Installment Right (as defined in the Exchange Agreement), or its WEA Option Right and such partial redemption being characterized as "essentially equivalent to a dividend" or "not substantially disproportionate" pursuant to Section 302(b) of the Code as in effect on February 1, 2001, unless as a result of a breach by WEA of any representation, warranty, covenant or agreement in the Exchange Agreement or the Certificate of Designation; or

          (g) such Tax Loss or Tax Loan Obligation is attributable to any payments to SC-PG pursuant to Section 2 of the Transaction Agreement.

     Section 4. CONTESTS PERTAINING TO TAX LOSSES.

          (a) SC-PG shall promptly notify Indemnitor of the receipt by it from the Internal Revenue Service of a written, proposed or final revenue agent's report, a 30-day letter or a notice of deficiency (as described in 6212 of the Code) or similar written notice from a taxing authority outside the United States (a "Tax Claim"), in which an adjustment is proposed or determined to the Federal income taxes of SC-PG for which Indemnitor may be required to indemnify SC-PG pursuant to this Agreement, which, if sustained, would result in a Tax Loss or Tax Loan Obligation requiring an Indemnity Payment by Indemnitor in excess of $100,000; PROVIDED, HOWEVER, that any failure to provide such notice shall not relieve Indemnitor of any obligation to indemnify SC-PG

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     hereunder unless such failure effectively precludes Indemnitor from contesting such adjustment.

          (b) SC-PG shall use reasonable efforts to contest any such Tax Claim in accordance with the terms in this Section 4(b), PROVIDED, HOWEVER, SC-PG shall not be required to contest a Tax Claim unless it has received on a timely basis (x) a legal opinion (setting forth in reasonable detail the facts and analysis upon which such opinion is based) of independent counsel selected by SC-PG reasonably acceptable to Indemnitor (the cost of which shall be borne by Indemnitor) that there is a reasonable basis that SC-PG will prevail on the merits of the case and (y) a written notice (an "Indemnitor's Acknowledgement") from Indemnitor in which Indemnitor acknowledges (i) that such Tax Claim, if sustained in a Final Determination, is subject to the obligation hereunder to indemnify SC-PG, except to the extent that the contest is resolved on a clearly articulated basis which establishes that Indemnitor is not liable to SC-PG hereunder, and (ii) that Indemnitor is liable to pay all reasonable costs and expenses incurred by SC-PG in connection with any contest, including, without limitation, all reasonable legal and other documented out-of-pocket expenses, and shall have provided SC-PG with adequate assurances for the payment thereof. Failure of Indemnitor to deliver an Indemnitor's Acknowledgement to SC-PG within thirty (30) days after Indemnitor's receipt of written notice of a Tax Claim shall result in Indemnitor's waiver of any obligation to contest a Tax Claim, and SC-PG shall be entitled to concede or settle such Tax Claim in its sole and absolute discretion and Indemnitor shall indemnify SC-PG for any Tax Loss or Tax Loan Obligation suffered by SC-PG. In contesting any Tax Claim pursuant to this Section 4(b), SC-PG shall conduct such contest with its own counsel and the reasonable contest costs (including without limitation accountant's fees, investigatory fees, and fees and disbursements of counsel) incurred by SC-PG in good faith in contesting the Tax Claim shall be borne by Indemnitor.

          Subject to the foregoing provisions of this Section 4(b), SC-PG shall control the conduct of the contest of any such claim including any and all administrative appeals, proceedings, hearings and conferences with any tax authority in respect of any such claim, considering, however, in good faith such requests as Indemnitor and its counsel shall make concerning the prudent manner in which to contest such claim. SC-PG shall keep Indemnitor reasonably informed as to the progress of such contest and shall give Indemnitor and its counsel opportunity to review and comment in advance in all material written submissions and filings relevant to the substantive issues which would potentially give rise to a Tax Loss (after making appropriate redactions to preserve the confidentiality of all matters not directly related to such substantive issues). Indemnitor and its counsel shall maintain confidentiality with respect to all such information. SC-PG shall be required to proceed beyond the administrative level to court only if Indemnitor delivers to SC-PG a legal opinion (setting forth in reasonable detail the facts and analysis upon which such opinion is based) of independent counsel selected by SC-PG reasonably acceptable to Indemnitor (the cost of which shall be borne by Indemnitor), which opinion concludes that there is Substantial Authority that SC-PG will prevail on the merits of the case. SC-PG shall be required to appeal an adverse decision of such court only if Indemnitor delivers a legal opinion (setting forth in reasonable detail the facts and analysis upon which such opinion is based) of independent counsel selected by SC-PG reasonably acceptable to Indemnitor (the cost of which shall be borne by Indemnitor) which opinion concludes that, after taking into account conclusions of fact and law contained in the lower court's decision, it is more likely than not that SC-PG will prevail on appeal. In no event shall SC-PG be required to appeal an adverse determination beyond the first appeal.

          (c)  SC-PG shall not make payment of any claim for at least thirty
     (30) days after giving written notice of such claim to Indemnitor if such forbearance is permitted by law. If the conduct of the contest requires SC-PG to pay the tax claimed and file or sue for a refund, Indemnitor shall advance to SC-PG, on an interest-free basis with no additional net after-tax cost to SC-PG, sufficient funds to pay the tax and any interest, penalties and additions to tax payable with respect thereto (to the extent such amount is subject to Indemnitor's indemnity obligations hereunder). SC-PG shall immediately use such funds to pay such tax, interest, penalties or additions to tax, as the case may be.

          (d) If SC-PG receives a formal, written settlement offer from the Internal Revenue Service or similar written notice from a taxing authority outside the United States with respect to a claim for which SC-PG seeks indemnity from Indemnitor, SC-PG shall promptly inform Indemnitor of the receipt of such settlement offer. If Indemnitor recommends acceptance of such settlement offer, but SC-PG declines to accept such offer in writing within 30-days (i) the obligation of Indemnitor to make indemnity payments under this Agreement as the result of any such contest or proceedings shall equal the obligation that it would have had if such contest had been settled or proceeding terminated on the basis of the formal, written settlement offer the acceptance of which was recommended by Indemnitor and (ii) Indemnitor shall have no further liability for costs or other expenses in respect of such contest. SC-PG shall not settle any claim without Indemnitor's consent; PROVIDED, that SC-PG shall not be required to contest any proposed adjustment and may settle any such proposed adjustment if, (i) SC-PG shall waive its right to indemnity with respect to such adjustment and shall pay to Indemnitor any amount previously paid or advanced by Indemnitor with respect to such adjustment or the contest of such adjustment, or (ii) the subject of such contest has previously been resolved in a Final Determination for a prior taxable year adversely to SC-PG, unless Indemnitor shall have provided SC-PG with an opinion of independent tax counsel, selected by SC-PG and reasonably satisfactory to Indemnitor, at the cost of Indemnitor, setting forth in reasonable detail the facts and analysis upon which such opinion is based (a copy of which is delivered to SC-PG), that as a result of a Tax Law Change or change in fact, the prior Final Determination is no longer determinative of the issue.

     Section 5. If Indemnitor shall have requested SC-PG to contest such claim as above provided and shall have duly complied with all the terms of this
Section 4, Indemnitor's liability for indemnification shall, at Indemnitor's election, be deferred (subject to the provisions of Section 4(c) hereof) until a Final Determination of the liability of SC-PG. At such time, Indemnitor shall become obligated for the payment of any indemnification hereunder resulting from the outcome of such contest, and SC-PG shall become obligated to refund to Indemnitor any amount received as a refund by SC-PG or credited to SC-PG attributable to advances by Indemnitor hereunder. Within thirty (30) days following such Final Determination, any amounts due hereunder shall be paid first by set off against each other and either (a) Indemnitor shall pay to SC-PG any excess of the full amount due hereunder over the amount of any advances previously made by Indemnitor and applied against Indemnitor's indemnity obligation as aforesaid or (b) SC-PG shall repay to Indemnitor any excess of such advances over such full amount due hereunder, together with any interest received by SC-PG that is properly attributable to such excess amount of such advances during the period such advances were outstanding, and, if Indemnitor shall have indemnified SC-PG with respect to the adverse tax consequences of any advances or payments hereunder, the amount of any tax savings resulting from any payment pursuant to this sentence.

     Section 6. COOPERATION.

          (a) SC-PG agrees to consider in good faith any action (including filing claims for refund and amended Tax returns) which it is reasonably requested to take by Indemnitor that would minimize the net amount of any indemnity payment due from Indemnitor hereunder provided, however, that SC-PG shall not be required to take any action that SC-PG believes in its sole discretion would place SC-PG in a materially worse tax or economic position than SC-PG would have been in if such action were not taken.

          (b) SC-PG shall promptly notify Indemnitor of the commencement of any audit or examination of SC-PG by any taxing authority and shall keep Indemnitor reasonably informed as to the status of such audit or examination and any proceedings relating thereto; provided, however, that in no event shall SC-PG's failure to comply with this Section 6(b) in any way affect Indemnitor's obligations pursuant to this Agreement.

     Section 7. REIT REQUIREMENTS.

          (a) Notwithstanding anything to the contrary in this Agreement (except Section 7(b)), in no event shall any amount payable to SC-PG by Indemnitor pursuant to this Agreement exceed the Total Payment. As used in this Agreement, "Total Payment" shall be an amount equal to the lesser of
     (i) the Indemnity Amount and (ii) the sum of (A) the maximum amount than can be paid to SC-PG without causing SC-PG to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code ("Qualifying Income"), as determined by independent accountants to SC-PG, and (B) in the event SC-PG receives a letter from outside counsel (the "Total Payment Tax Opinion") indicating that SC-PG's receipt of the Indemnity Amount would either constitute Qualifying Income or would be excluded from gross income of SC-PG within the meaning of Sections 856(c)(2) and (3) of the Code (the "REIT Requirements") or that the receipt by SC-PG of the remaining balance of the Indemnity Amount would not be deemed constructively received prior thereto, the Indemnity Amount less the amount paid under clause (A) above. Indemnitor's obligation to pay any unpaid portion of the Total Payment shall terminate ten years from the date of written notice from SC-PG pursuant to Section 2(c) that amounts are due and owing hereunder. In the event that SC-PG is not able to receive the full Indemnity Amount, Indemnitor shall retain the unpaid amounts and shall not pay over any portion thereof to SC-PG unless and until Indemnitor receives either one of the following: (i) a letter from SC-PG's independent accountants indicating the maximum amount that can be paid at that time to SC-PG without causing SC-PG to fail to meet the REIT Requirements or (ii) a Total Payment Tax Opinion, in either of which events Indemnitor shall pay to SC-PG the lesser of the unpaid Indemnity Amount or the maximum amount stated in the letter referred to in (B) above.

          (b) In the event that (x) SC-PG incurs a Tax Loss that Indemnitor has a liability to indemnify SC-PG and (y) amounts payable to SC-PG with respect to such indemnity obligation are not currently payable to SC-PG as a result of the operation of Section 7(a) of this Agreement, Indemnitor shall at the Option of SC-PG either (i) advance to SC-PG, on an interest-free basis with no additional net after-tax cost to SC-PG, an amount equal to the unpaid portion of the Total Payment or (ii) place such amount in escrow. At such time that the unpaid portion of the Total Payment is required by Section 7(a) to be paid over to SC-PG, SC-PG shall pay to Indemnitor with respect to amounts previously advanced by Indemnitor an amount equal to the amount previously advanced by Indemnitor less any amounts previously repaid by SC-PG. Indemnitor agrees that it shall enter into a subordination and non-disturbance agreement with any senior lenders of SC-PG, with such subordination and non-disturbance agreement being in form and substance satisfactory to such lenders.

     Section 8. REPORTING. Indemnitor and SC-PG shall, and (to the extent necessary) shall cause any entity over which they have control to, report the Recapitalization on any tax return as a reorganization within the meaning of
Section 368(a)(1)(E) of the Code; provided that, except with respect to reporting the Recapitalization as a reorganization within the meaning of Section 368(a)(1)(E), SC-PG shall not be obligated to report any transaction as not resulting in a Tax Loss or Tax Loan Obligation unless SC-PG shall have received on a timely basis a legal opinion (setting forth in reasonable detail the facts and analysis upon which such opinion is based) of independent counsel selected by SC-PG and reasonably acceptable to Indemnitor (the cost of which shall be borne by Indemnitor) that there is a reasonable basis for reporting no Tax Loss or Tax Loan Obligation and provided further that in no event shall SC-PG's agreement in the Exchange Agreement to treat the fair market value of the Preferred Stock and the WAT Options as not exceeding $125,000,000 in any way affect Indemnitor's obligations pursuant to this Agreement.

     Section 9. NOTICES. All notices, demands, declarations, consents, directions, approvals, instructions, requests and other communications required or permitted by the terms of this Agreement shall be given in the same manner as in the Preferred Stock Transaction Agreement.

     Section 10. RESPONSIBLE ENTITY'S LIMITATION OF LIABILITY. Except as otherwise provided in this Section 10 because WAML enters into this Agreement only in its capacity as responsible entity and trustee of WAT, WAML is liable under this Agreement only up to the extent to which it is actually indemnified out of the assets of WAT. WAML is only personally liable to the extent that it is not actually indemnified because it is fraudulent, negligent, or in breach of trust. If WAML is not personally liable, the parties other than WAML must not sue WAML personally or seek to wind it up to recover any outstanding money, and WAML is entitled to plead this clause as a bar to the taking of any such proceedings. Nothing contained in Section 10 limits the right of any party to bring action for performance by WAML or limit any party's right to recover damages from the assets of WAT to the extent that WAML is liable under this Agreement.

     Section 11. ACQUISITION RIGHT. (a) Subject to Section 11(d) below, if SC-PG delivers an Officer's Certificate to WAT, WAT, at its option, may elect to acquire 100%, but not less than 100%, of the WEA Shares held by SC-PG which are the subject of the Officer's Certificate at a price per WEA Share payable in cash equal to the greater of (i)(a), in the case of Shares of Series G Preferred Stock to be acquired, (I) 110% of the Liquidation Preference per share of Series G Preferred Stock to be acquired, plus (II) 100% of all accrued and unpaid dividends as provided in paragraph (b) below or (b), in the case of Common Stock to be acquired, 110% of the Conversion Price (as defined in the Certificate of Designation) as of the Call Date per share of Common Stock to be acquired and
(ii)(I) 110% of the Converted Value per WEA Share plus (II) 100% of all accrued and unpaid dividends as provided in paragraph (b) below.

          (b)  Upon any acquisition of Series G Preferred Stock pursuant to this
     Section 11, WAT shall pay an additional amount equal to all accrued and unpaid dividends, if any, thereon to the Call Date, without interest. If the Call Date falls after a dividend payment record date and prior to the corresponding Dividend Payment Date, then each holder of Series G Preferred Stock at the close of business on such dividend payment record date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding any acquisition of such shares before such Dividend Payment Date. For the avoidance of doubt, SC-PG shall not be entitled to be paid twice in respect of any accrued and unpaid dividends.

          (c) Notice of the acquisition of any WEA Shares under this Section 11 shall be sent by internationally recognized overnight courier to SC-PG at the address of SC-PG as shown on WAT's records, not less than 10 days after WAT's receipt of an Officer's Certificate. Each such sent notice shall state, as appropriate: (1) the Call Date (which shall be a date not more than 30 days after SC-PG's delivery of an Officer's Certificate); and (2) the acquisition price.

          (d) Notwithstanding Section 11(a), if within 10 days after SC-PG's receipt of WAT's notice of acquisition pursuant to Section 11(c), SC-PG notifies WAT that it is electing not to have WAT acquire its WEA Shares pursuant to this Section 11, WAT shall not acquire SC-PG's WEA Shares which are the subject of the Officer's Certificate and SC-PG may convert its WEA Shares into WAT Units pursuant to the Special Option. In the event that SC-PG elects not to have WAT acquire its WEA Shares pursuant to this
     Section 11, the obligations of WAT under this Agreement shall terminate as to all claims with respect to (i) the WEA Shares which are the subject of the Officer's Certificate, (ii) the WAT Units into which such WEA Shares are convertible pursuant to the Deed of Option and (iii) the WAT Option Right with respect to such WEA Shares arising on or after conversion by SC-PG of such WEA Shares into WAT Units.

          (e) In addition, on March 1 of the year following the year in which an acquisition described in this Section 11 occurs, WAT shall pay to the holder whose WEA Shares are acquired hereunder an additional amount equal to the True-Up Dividend Amount (as defined in the Certificate of Designation) in respect of such acquired WEA

     Shares, if any, for the period from the beginning of the year in which such acquisition occurred until the date on which the acquisition occurred. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the holder of such WEA Shares held such WEA Shares during the applicable calendar year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with
     Section 3(a) of the Certificate of Designation.

          (f) All payments to SC-PG under this Section 11 shall be made by wire transfer of immediately available funds to an account previously indicated by SC-PG.

     Section 12. MISCELLANEOUS.

          (a) Indemnitor agrees that the information provided by SC-PG pursuant to the Officer's Certificate will be used solely for the purpose of evaluating the validity of SC-PG's exercise of the WAT Option Right and that such information will be kept strictly confidential by Indemnitor; provided that the foregoing obligation of Indemnitor shall not (a) relate to any information that (i) is or becomes generally available other than as a result of unauthorized disclosure by Indemnitor or by persons to whom Indemnitor has made such information available, or (ii) is or becomes available to Indemnitor on a non-confidential basis from a third party that is not, to Indemnitor's knowledge, bound by any other confidentiality agreement with SC-PG or its subsidiaries, or (b) prohibit disclosure of any information if required by law, rule, regulation, court order, any regulatory or self-regulatory organization, any securities exchange on which any of the Indemnitor's securities are then listed or to which Indemnitor has applied for listing of its securities or other legal or governmental process.

          (b) Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

          (c) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation,
     Section 5-1401 of the New York General Obligation Laws.

          (d) All disputes, litigation, proceedings or other legal actions by a party to this Agreement in connection with or relating to this Agreement or any matters described or contemplated in this Agreement shall be instituted in the courts of the State of New York sitting in New York County, New York or of the United States sitting in the Southern District of New York. Each party to this Agreement irrevocably submits to the exclusive jurisdiction of the courts of the State of New York sitting in New York County, New York and of the United States sitting in the Southern District of New York in connection with any such dispute, litigation, action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party further agrees that any service of process or summons in connection with any such dispute, litigation, action or proceeding may be served on it by mailing a copy of such process or summons to it at its address set forth, and in the manner provided, in Section 7, with such service deemed effective on the fifteenth day after the date of such mailing.

          Each party to this Agreement irrevocably waives to the fullest extent permitted by applicable law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding relating to this Agreement or the transactions contemplated by this Agreement brought in the courts of the State of New York sitting in New York County, New York or of the United States sitting in the Southern District of New York and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.

          EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

          (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (f) The title and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          (g) Except as described in SECTION 4 above, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

          (h) Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of SC-PG and Indemnitor.

          (i) If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          (j) The parties agree that only SC-PG shall be entitled to make claims against Indemnitor hereunder and the direct and indirect holders of the stock of SC-PG shall not be entitled to make claims against Indemnitor hereunder.

          (k) At SC-PG's request, WAML agrees to exercise its right of indemnity out of the assets of WAT in the event of a failure to make any payment hereunder when due and payable.

          (l) WAML undertakes not to create or allow to exist any encumbrance over its right of indemnity out of the assets of WAT.

     Section 13. TERM. The term of this Agreement shall be from the date hereof until such time as the applicable statute of limitations bars a claim by the Internal Revenue Service or relevant foreign, state or local taxing authority for a Tax Loss or Tax Loan Obligation otherwise indemnifiable under this Agreement.



                                   * * * * * *

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                       SECURITY CAPITAL PREFERRED
                                       GROWTH INCORPORATED

                                       By:  /s/ DAVID ROSENBAUM
                                            ------------------------------------
                                       Name: David Rosenbaum
                                       Its:  Senior Vice President



                                       WESTFIELD AMERICA TRUST

                                       By:   WESTFIELD AMERICA MANAGEMENT
                                             LIMITED

                                       By:  /s/ PETER S. LOWY
                                            ------------------------------------
                                       Name:    Peter S. Lowy
                                            ------------------------------------
                                       Its:     Director
                                            ------------------------------------







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